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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 14)

                                  QMS, Inc.

                                (Name of Issuer)

                          Common Stock, $.01 par value

                         (Title of Class of Securities)

                                  74726 G 10 2

                                 (CUSIP Number)

                                December 31, 1999

             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[    ] Rule 13d-1(b)

[    ] Rule 13d-1(c)

[ X  ] Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.



The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of

1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the

Notes).







                             General Reporting Rules

CUSIP NO. ...................................  74726 G 10 2
1)   Names of Reporting Persons, I.R.S. Identification Nos. of Above Persons
     (entities only)........................................James L. Busby
2)  Check the Appropriate Box if a Member of a Group (See Instructions)
             (a)............................................
             (b)............................................

3)  SEC use Only........................................
4)  Citizenship or Place of Organization..............United States of America

Number of Shares
Beneficially
Owned by
Each Reporting
Person With
                  5)  Sole Voting Power..................85,276
                  6)  Shared Voting Power................     0
                  7)  Sole Dispositive Power.............85,276
                  8)  Shared Dispositive Power...........     0
9) Aggregate Amount of Beneficially Owned by Each
                      Reporting Person...................85,276
10)Check if the Aggregate Amount in Row (9) Excludes
   Certain Shares   (See Instructions)
11)Percent of Class Represented by Amount in Row 9................0.6%
12)Type of Reporting Person (See Instructions)....................IN


Item 1.
        (a)  Name of Issuer:          QMS, Inc.

        (b)  Address of Issuer's Principal Executive Offices:

                                            1 Magnum Pass

                                            Mobile, Alabama 36618

Item 2.

        (a)  Name of Person Filing:   James L. Busby

        (b)  Address of Principal Business Office or, if None, Residence:

                                      6414 Hillcrest Park Court

                                      Mobile, Alabama 36695

        (c)  Citizenship:             United States of America

        (d)  Title of Class of Securities: Common Stock, $.01 par value

        (e)  CUSIP Number:       74726 G 10 2



Item 3.  If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b),

         check whether the person filing is a:             Inapplicable



Item 4. Ownership

Provided the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)  Amount Beneficially Owned: 85,276

         (b)  Percent of Class:  0.6%

         (c)  Number of shares as to which such person has:

              (i)  sole power to vote or direct the vote..... 85,276.

              (ii) shared power to vote or direct the vote........ 0.

              (iii)sole power to dispose or to direct the
                   disposition of............................ 85,276.

              (iv) shared power to dispose or direct the
                   disposition of................................. 0.




Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [X].



Item 6. Ownership of More than Five Percent on Behalf of Another Person

             Inapplicable



Item 7. Identification and Classification of the Subsidiary Which Acquired the

        Security Being Reported on by the Parent Holding Company

             Inapplicable



Item 8. Identification and Classification of the Members of the Group

             Inapplicable



Item 9. Notice of Dissolution of Group

             Inapplicable















                                    SIGNATURE







After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement, is true, complete and correct.







     Date:     January 25, 2000



     Signature: /s/ James L. Busby



     Name:     James L. Busby